Exhibit T3A-10

. AUen Franklin 64 Perimeter Center East Atlanta, Georgia 30346 64 Perimeter Center East Atlanta, Georgia 30346 W. L. Westbrook T. J. Bowden 600 North 18th Street Binningham, Alabama 35203 VI. The Corpotation shall bave perpetual duration. vn. The Board of Directors of the Cmporation shall bave the power to adopt, amend and repeal the By-Laws of the Corporation. VITI. To the fullest extent that the General Corporation Law of Delaware, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of duty of care or other duty as a director. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. IX. The name and address of the Incorporator of the Corporation is Alan E. Serby, Esquire, NationsBank Plaza, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216. -2-